SURGLINE INTERNATIONAL, INC.

319 CLEMATIS STREET, SUITE 400

WEST PALM BEACH, FL.  33401

Via EDGAR Only

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention: Mr. Tim Buckmiller

Re:

SurgLine International, Inc., formerly China Nuvo Solar Energy, Inc.

Amendment No.1 to Form 8-K

Filed December 14, 2011

Form 10-K for the Fiscal Year Ended July 31, 2009

Filed December 15, 2009

Form 10-K for the Fiscal Year Ended July 31, 2010

Filed November 12, 2010

Form 10-K for the Fiscal Year Ended July 31, 2011

Amended December 1, 2011

Form 10-Q for the Quarter Ended October 31, 2011

Filed December 20, 2011

File No. 333-48746

Dear Mr. Buchmiller:

Please be advised that I am the duly appointed Chief Executive Officer of SurgLine International, Inc., formerly, China Nuvo Solar Energy, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated January 6, 2012, with respect to the above-referenced filings (the “Comment Letter”). Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

1.

We note your response to prior comment 1.  In addition to amending the filings referenced in your response, please also submit a response to each of the comments previously issued in our February 5, 2010 letter.

We will submit a written response to each of the comments previously issued in your letter of February 5, 2010, no later than February 28, 2012.

Management, page 4

2.

We note your response to prior comment 7.  It is unclear why you have removed disclosure about these individuals even if they are not executive officers of the registrant.  For example, see Item 401(c) of Regulation S-K.  Please revise or advise.

We will revise our Form 8-K in Amendment No.2 to include the biographical information of the management of our subsidiary, SurgLine, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 25

3.

We refer to the responses to prior comments 13 and 14.  You disclose that you will require substantial additional financing to execute your business plan and that the need for additional financing to sustain future operations may continue for an extended period.  We also continue to note the substantial liabilities assumed in the reverse merger.  Accordingly, please describe to us and disclose in your filing the reasonable basis for your disclosure that you will require only $100,000 in additional financing to continue your business for the next twelve months. In that regard, we note that your operations consumed more than $100,000 in the quarter ended October 31, 2011.

We will further review our cash requirements needed and will update this disclosure in our Amendment No. 2 to our Form 8-K. One of the considerations will be effective November 1, 2011 three officers agreed to reduce their monthly management payment from $10,000 per month to a maximum of $5,000 per month, and two affiliated consultants have also agreed to the same reduction.

Item 4.01 Changes in Registrant's Certifying Accountant, page 28

4.

We refer to your response to prior comment 16. We see that you have added disclosure under Item 4.01, but we are unable to locate the letter from the former accountant that should be filed as Exhibit 16. Please appropriately revise.

We inadvertently omitted the letter from the former accountant. Please see the letter attached to this correspondence. We will also file the letter in Amendment No. 2 to our Form 8-K.

Exhibit 99.2 Audited Financial Statements

5.

We refer to your response to prior comment 17.  You indicate that the accounting acquirer, SurgLine, adopted the July 31 year end of the issuer, China Nuvo.  Tell us where you have provided audited financial statements for SurgLine for the period from inception to its year end of July 31, 2011. Please note there should be no gaps in the reporting periods of the financial statements of the accounting acquirer.

We will file the audited financial statements for SurgLine, Inc. for the month of July 31, 2011 in   our filing of Amendment No.2 to our Form 8-K. We plan on filing our Amendment No. 2 no later than Monday February 20, 2012.

Exhibit 99.3 Unaudited Condensed Combined Pro Forma Financial Statements

6.

Please update the pro forma financial statements to the most recent period required to appear in the filing, that is, SurgLine's period ended July 31, 2011.  Alternatively, as the merger is accounted for as a recapitalization of SurgLine as opposed to a business combination under the acquisition method, please tell us why you believe pro forma financial information is appropriate for a reverse merger with a shell entity accounted for as a recapitalization of the accounting acquirer.

Pursuant to our discussion on February 3, 2011, we will remove Exhibit 99.3 in our Amendment No. 2 to our Form 8-K.

Signatures

7.

Please identity the registrant in the Signature block as required by Form 8-K.  Also, please ensure the date next to the signature reflects the date the amendment to the Form 8-K is signed, rather than the date the original Form 8-K was filed.  The person who signs the amendment should be serving in the capacities you identify under the signature at the time of the amendment.

We will identify the Registrant as SurgLine International, Inc.(formerly China Nuvo Solar Energy, Inc.) in the filing in our Amendment No. 2 to our Form 8-K.

Forms 10-K for the Fiscal Years Ended July 31, 2010 and July 31, 2009

8.

We refer to your responses to prior comments 28, 29, 30 and 31. Tell us when you will provide the amended filings referred to in your responses.

We will plan to file amendments to our Form 10-K for the years ended July 31, 2010 and July 31, 2009 as soon as practical after completing the previous stated amendments.  The Company will keep the staff apprised of its progress on the completion of the amendments on a bi-weekly basis.

Form 10-K for the Fiscal Year Ended July 31, 2011

Item 9A(T). Controls and Procedures, page 27

Management's Report on Internal Control over Financial Reporting

9.

With respect to the required annual evaluation of internal control over financial reporting, you disclose that you completed the evaluation "to the extent possible given the limited personnel resources and technological infrastructure in place to perform the evaluation."  You further disclose that:"  Based upon our management's discussions with our auditors and other advisors, our CEO and CFO believe that, during the period covered by this report, such internal controls and procedures were not effective as described below."  As noted previously, in our comment 30, under Exchange Act Rule 13a-15(c), you are required to complete an annual evaluation of internal control over financial reporting and to provide management's unequivocal assessment of effectiveness as of the end of your fiscal year.  Please tell us in unequivocal language whether you, in fact, completed management's evaluation of internal control over financial reporting as of July 31, 2011.  If you, in fact, completed the evaluation, please revise to remove the qualifying language regarding the scope of the evaluation and to provide the unequivocal opinion of management regarding the effectiveness of internal control over financial reporting as of July 31, 2011.  If you did not complete management's evaluation, please tell us how you have complied with Exchange Act Rule 13a-15(c).

We will revise our disclosure regarding the required annual evaluation of internal control over financial reporting in our filing of Amendment No.2 to out Form 10-K for the Year Ended July 31, 2011 as follows:

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a set of processes designed by, or under the supervision of, a company’s principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•

Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It should be noted that any system of internal control, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our CEO and CFO have evaluated the effectiveness of our internal control over financial reporting as described in Exchange Act Rules 13a-15(e) and 15d-15(e) as of the end of the period covered by this report based upon criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this evaluation, we concluded that our internal control over financial reporting was not effective as of July 31, 2011 as described below.

             We assessed the effectiveness of the Company’s internal control over financial reporting as of evaluation date and identified the following material weaknesses:

Insufficient Resources: We have an inadequate number of personnel with requisite expertise in the key functional areas of finance and accounting.

Inadequate Segregation of Duties: We have an inadequate number of personnel to properly implement control procedures.

Lack of Audit Committee: We do not have a functioning audit committee, resulting in lack of independent oversight in the establishment and monitoring of required internal controls and procedures.

We are committed to improving the internal controls and will (1) consider to use third party specialists to address shortfalls in staffing and to assist us with accounting and finance responsibilities, (2) increase the frequency of independent reconciliations of significant accounts which will mitigate the lack of segregation of duties until there are sufficient personnel and (3) may consider appointing additional outside directors and audit committee members in the future.

We have discussed the material weakness noted above with our independent registered public accounting firm. Due to the nature of this material weakness, there is a more than remote likelihood that misstatements which could be material to the annual or interim financial statements could occur that would not be prevented or detected.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management’s report in this annual report.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

10.

Please have your auditor revise the first paragraph of the audit report so that it is clear that the audit report also covers the consolidated statements of changes in shareholders' deficit from inception. Wording such as:"  We have audited the balance sheets of China Nuvo Solar Energy, Inc. as of July 31, 2011 and 2010 and the related statements of operations, of changes in shareholders' deficit and of cash flows for the years then ended and for the period from April 16, 2006 (inception) through July 31, 2011" maybe appropriate for that purpose.

We will file a revised audit report with our filing of Amendment No. 2 to our Form 10-K for the year ended July 31, 2011.

11.

As a related matter, please ask your auditor to ensure that the titles of the statements referred to in the first paragraph of the audit report are the same as the actual titles of the financial statements. For instance, the audit report refers to a statement of stockholders' equity, while the actual statement has a different title.

We will file a revised audit report with our filing of Amendment No. 2 to our Form 10-K for the year ended July 31, 2011.

12.

Please have your auditor revise the third paragraph of the audit report so that the language is consistent with that from AU 508.8, adjusted as appropriate for the from inception data.  Wording such as: " In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of China Nuvo Solar Energy, Inc. as of July 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and for the period from April 16, 2006 (inception) through July 31, 2011 in conformity with accounting principles generally accepted in the United States of America" maybe appropriate for that purpose.

We will file a revised audit report with our filing of Amendment No. 2 to our Form 10-K for the year ended July 31, 2011.

Form 10-Q for the Quarterly Period Ended October 31, 2011

Item 1. Financial Statements

13.

You disclose that the merger between SurgLine and China Nuvo was accounted for as a reverse merger recapitalization of SurgLine.  In a reverse merger accounted for as a recapitalization, stockholders' equity of the accounting acquirer is retroactively restated for the equivalent number of shares issued to the accounting acquirer, in this instance, SurgLine, with an adjustment to paid-in capital for any difference in par value.  Similarly, shares outstanding and earnings per share are also retroactively restated based on the equivalent number of shares issued to the accounting acquirer.  On the date of the reverse merger, the statement of stockholders' equity would show a transaction equivalent to the issuance of stock by SurgLine for the net monetary assets of China Nuvo.  However, your statement of stockholders' deficit presents the shares issued to the accounting acquirer as a transaction during the period rather than on a retroactive basis. Accordingly, the financial statements do not appear to reflect the retroactive presentation required by reverse merger recapitalization accounting.  Please advise us how your presentation is appropriate in GAAP or revise to present the recapitalization on a retroactive basis.

We will file Amendment No. 1 to our Form 10-Q for the Quarterly Period Ended October 31, 2011 to revise to present the recapitalization on a retroactive basis.

14.

As a related matter, please revise so that total shareholders' deficit as of July 31, 2011 as presented on the balance sheet agrees to the corresponding amount presented on the statement of shareholders' deficit as of that date.

We will revise the balance sheet presentation of shareholders’ deficit as of July 31, 2011 to agree to the corresponding amount presented on the statement of shareholders’ deficit as of that date in our Amendment No. 1 to our Form 10-Q for the Quarterly Period Ended October 31, 2011.

15.

Further, earnings or loss per share should similarly be retroactively restated for the number of equivalent shares received by the accounting acquirer.  In that regard, as 4.5 billion shares were issued to the accounting acquirer, it is not clear how weighted average shares for the quarter total only 3.9 billion.  Please show us how weighted-average shares was determined and explain to us how your measure is appropriate in GAAP.

We will retroactively restate the number of equivalent shares received by the accounting acquirer in our earnings or loss per share calculation in our filing of Amendment No.1 to our Form 10-Q for the Quarterly Period ended October 31, 2011.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

SURGLINE INTERNATIONAL, INC. Formerly, CHINA NUVO SOLAR ENERGY, INC.

By:	/s/ Thomas G. Toland
Thomas G. Toland President and Chief Executive Officer

Exhibit 16.1

December 9, 2011

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have read the statements included under Item 4.01 of Form 8-K/A to be filed by China Nuvo Solar Energy, Inc. with respect to our Firm and SurgLine, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ GBH CPAs, PC

GBH CPAs, PC

www.gbhcpas.com

Houston, Texas